SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 17, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

NOTIFICATION

Resolutions Passed at 2007 Extraordinary General Meeting

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under “Latest Listed Companies Information” and on the website of Sinopec Shanghai Petrochemical Company Limited at www.spc.com.cn.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Room 1312, Wing On Centre, 111 Connaught Road Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 27 December 2007. Copies will be provided upon request at $3 per page.

By Order of the Board
Zhang Jingming
Company Secretary

Hong Kong, 13 December 2007

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at 2007 Extraordinary General Meeting

The Company and all members of its board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

Important: No objection or amendment was made to the proposed resolutions during the Meeting.

I.	The convocation and attendance of the Meeting

The 2007 Extraordinary General Meeting (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 13 December 2007 (Thursday) at 10:00 a.m. at Shangri-La Hotel, Shenzhen, and the People’s Republic of China (the PRC”). The Meeting was attended by 246 shareholders of the Company in person or by proxy holding 6.415 billion shares, representing 89.09% of the Company’s total shares of 7.2 billion shares. Shareholders attending the Meeting in person or by proxy held 2.415 billion voting shares, representing 75.45% of the Company’s total voting shares of 3.2 billion shares, among which non-circulating shares amounted to 29 million shares and circulating shares amounted to 2.386 billion shares. The convocation of the Meeting satisfied the relevant requirements stipulated by the PRC Company Law and the Company’s Articles of Association. The Meeting was convened by the board of directors, and Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting.

II.	Review of the resolutions

The following ordinary resolutions were considered and passed at the Meeting through voting by a poll:

1.	“THAT the Product Supply and Sales Services Framework Agreement (as defined in the Company’s continuing connected transactions announcement published in “China Securities” and “Shanghai Securities News” on 22 October 2007 (the “Announcement”) or the Company’s the continuing connected transactions circular to its H shareholders dated 29 October 2007 (the “Circular”)) and the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Product Supply and Sales Services Framework Agreement.”

(297 million shares voted in favor; 161 million shares voted against)

Votes in favor constituted 64.88% of the valid voting shares held by shareholders (or their proxies) attending the Meeting.

Among shareholders with non-circulating shares, 29 million shares voted in favor, constituting 100% of the valid voting shares held by shareholders with non-circulating shares (or their proxies) attending the Meeting; 0 share voted against.

Among shareholders with circulating shares, 268 million shares voted in favor, constituting 62.53% of the valid voting shares held by shareholders with circulating shares (or their proxies) attending the Meeting; 161 million shares voted against.

2.	“THAT the Comprehensive Services Framework Agreement (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement.”

(296 million shares voted in favor; 161 million shares voted against)

Votes in favor constituted 64.77% of the valid voting shares held by shareholders (or their proxies) attending the Meeting.

Among shareholders with non-circulating shares, 29 million shares voted in favor, constituting 100% of the valid voting shares held by shareholders with non-circulating shares (or their proxies) attending the Meeting; 0 share voted against.

Among shareholders with circulating shares, 267 million shares voted in favor, constituting 62.40% of the valid voting shares held by shareholders with circulating shares (or their proxies) attending the Meeting; 161 million shares voted against.

3.	“THAT the caps for each of the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 be and are hereby generally and unconditionally approved.”

(296 million shares voted in favor; 218 million shares voted against)

Votes in favor constituted 57.51% of the valid voting shares held by shareholders (or their proxies) attending the Meeting.

Among shareholders with non-circulating shares, 29 million shares voted in favor, constituting 100% of the valid voting shares held by shareholders with non-circulating shares (or their proxies) attending the Meeting; 0 share voted against.

Among shareholders with circulating shares, 267 million shares voted in favor, constituting 54.99% of the valid voting shares held by shareholders with circulating shares (or their proxies) attending the Meeting; 218 million shares voted against.

The connected shareholders abstained from voting on the above resolutions at the Meeting.

The above resolutions were passed at the Meeting. The Company had appointed Chen Yan of the Company’s auditor, KPMG, as the scrutineer to monitor the vote-taking procedures at the Meeting. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Lou Xiaohai and Gao Wei of the Company’s legal advisors as to PRC law, Haiwen & Partners, “the convening and holding of the Meeting of the Company, the voting procedures adopted at the Meeting and the qualifications of people who attended the Meeting complied with the provisions of relevant laws and the articles of association of the Company.”

IV.	Documents available for inspection:

1.	Resolutions passed at the Meeting; and

2.	Legal opinions from lawyers.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 13 December 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.